Exhibit 2.1

FairPoint Communications, Inc.
521 East Morehead Street, Suite 250
Charlotte, NC 28202

January 17, 2008

Capgemini U.S. LLC
3500 Lenox Road
Suite G2
Atlanta, GA  30326
Attention:   Mr. Dee Burger

Dear Dee:

This letter will confirm our agreement regarding certain transactions and arrangements (collectively, the “Transactions”) relating to (i) the Master Services Agreement (the “MSA”), dated as of January 15, 2007, as amended, by and between Capgemini U.S. LLC (“Capgemini”) and FairPoint Communications, Inc. (“FairPoint”), and (ii) the Transition Services Agreement (the “TSA”), dated January 15, 2007, by and among FairPoint and Verizon Information Technologies LLC, Northern New England Telephone Operations Inc. and Enhanced Communications of Northern New England Inc.

1.                                       Binding Agreement.  This letter agreement constitutes a binding agreement between the parties hereto.

2.                                       Material Terms of the Transactions.  The terms of the several Transactions are set forth on Annex A hereto, which is incorporated herein by reference.

3.                                       Confidentiality.  You and your agents and representatives will not use or disclose in any manner or for any purpose any or all confidential data and information, whether written or otherwise, obtained in connection with this letter agreement.  This letter agreement and the fact that we are discussing the Transactions are confidential information for purposes hereof.

4.                                       Costs.

(a)                                  Capgemini will be responsible for and bear all costs and expenses incurred by it in connection with the Transactions and any related agreements, including expenses of your representatives.

(b)                                 FairPoint will be responsible for and bear all of the costs and expenses incurred by it in connection with the Transactions and any related agreements, including expenses of its representatives.

If the foregoing accurately sets forth our agreement, please evidence your agreement by executing a copy of this letter agreement and returning it to the undersigned.

Thank you for your time and efforts to date and we look forward to working with you.

Very truly yours,

FAIRPOINT COMMUNICATIONS, INC.

By:	/s/ John. P. Crowley
Name:	John P. Crowley
Title:	Chief Financial Officer

Accepted and agreed to as of the
date first written above:

CAPGEMINI U.S. LLC

By:	/s/ Daniel W. Burger, III
Name:	Daniel W. Burger, III
Title:	Vice President

Annex A

Effectiveness of Transactions:

All provisions herein shall be effective and in full force and effect following receipt by FairPoint of an Order from the New Hampshire Public Utilities Commission which includes the following provisions (the “Order”).

TSA Payments:	FairPoint shall pay all fees and expenses under the TSA through the nine month anniversary date of the merger contemplated by the TSA.

Verizon has agreed to defer months eleven, twelve and thirteen of the TSA payments under certain circumstances.

If following the nine month anniversary date of the closing of the merger contemplated by the TSA, FairPoint continues to receive or request services under Schedules A and D of the TSA, then Capgemini shall pay (on behalf of FairPoint) to the applicable Verizon party, or to FairPoint for immediate payment to the applicable Verizon party, the succeeding Schedules A and D monthly fees and expenses owed by FairPoint under the TSA for months ten and, if applicable, for months fourteen and fifteen. In no event shall Capgemini be obligated to pay more than $49,500,000 for such three month’s of fees and expenses (e.g., months ten, fourteen and fifteen following the merger closing), and Capgemini’s obligations hereunder shall terminate at such time as FairPoint no longer receives or requests services under the TSA (the “Independence Release Date”).

Issuance of Preferred Stock:	In consideration of each monthly TSA payment made by Capgemini as described above, FairPoint shall issue to Capgemini shares of

FairPoint preferred stock, in such amounts as shall equal the aggregate amount of the monthly TSA payments so made by Capgemini. The preferred stock will have a stated liquidation value of $1,000 per share and a 6.75% annual dividend for year one after issuance and a 8.75% annual dividend for year two after issuance and thereafter, which dividend shall be paid in additional shares of preferred stock. The preferred stock will be non-voting, will not be convertible and will have no other rights or preferences.

The preferred stock (or any other deferral obligation issued in its place) will be redeemable, in whole or in part, only after expiration or termination of the TSA and only after payment in full by FairPoint of the deferred obligations mentioned above to Verizon (with all accrued interest thereon) referenced above and only to the extent that both before and following such redemption (taking into account the incurrence of any indebtedness required to finance such redemption) FairPoint’s leverage ratio under its credit facility and note indenture is less than 4.5 times. FairPoint shall provide Capgemini with a quarterly certificate from the Chief Financial Officer, from and after issuance of any such preferred stock (or any other deferral obligation issued in its place), with respect to each of the foregoing prerequisites for redemption.

Notwithstanding any provision in this letter agreement to the contrary, FairPoint shall not issue any preferred stock to Capgemini if doing so would cause FairPoint to violate its obligations under the Tax Sharing Agreement by and among Verizon Communications Inc., Northern New England Spinco Inc. and FairPoint (the “Tax Sharing Agreement”).

If the issuance of any such preferred stock would not be permitted under the Tax Sharing Agreement, the parties hereto agree that FairPoint shall either issue to Capgemini a subordinated promissory note with the same coupon rates and repayment conditions set forth above or make other arrangements satisfactory to Capgemini and FairPoint for the deferral of payment of such fees and expenses advanced on behalf of FairPoint; provided that FairPoint may only issue a note or other security to Capgemini if it obtains an opinion of counsel satisfactory to Verizon Communications Inc. that such note or security will be treated as debt and not equity for tax purposes, so as not to violate the terms of the Tax Sharing Agreement. Any such note or other security shall be issued, and shall be due and payable, on terms, mutually acceptable to FairPoint and Capgemini, as near to the foregoing with respect to the preferred stock as will be in compliance with the Tax Sharing Agreement.

Amendments to MSA and Work Orders:

Sections 2(d) and 2(e) of the Work Orders issued under the MSA will be, by amendment, deleted in their entirety to eliminate the monthly penalty to be paid by Capgemini in the event that the Independence Release Date is accomplished late.

In addition, Section 10(e) of the MSA will be amended to reduce Capgemini’s stated maximum liability limit by twenty percent (20%) (or a ratable portion of such 20% in the event that Capgemini makes less than all three monthly TSA payments as contemplated above).